FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:  Thursday 1st March 2012, London UK and Philadelphia, US

GSK and Daiichi Sankyo vaccines joint venture to become largest vaccines company in Japan

GlaxoSmithKline (GSK) today announced that it has signed an agreement with Daiichi Sankyo Co., Ltd. to form a Joint Venture (JV) which is expected to create the number one vaccines company in Japan.

The JV will hold the development and commercial rights for already existing preventative vaccines from both parent companies.  It will supply globally recommended vaccines to help protect people of all ages in Japan including Human Papillomavirus (HPV) vaccine, Rotavirus vaccine, Seasonal flu vaccine, Mumps vaccine, Diphtheria Pertussis (DTP) vaccine, and Measles Rubella (MR) vaccine. The business will be expanded in the future as new vaccines in the JV development pipeline are approved.

Both companies will sell their respective vaccines into the JV at agreed upon prices and expect sales synergies from the JV.  The companies will have an equal stake in the joint venture and will split the JV's profits 50/50 with a portion going toward funding ongoing capital needs of the JV. There will be a minimal total cash investment of 100 million Yen (approximately £800,000) split equally between the two companies to cover the start up capital requirements of the JV.

Christophe Weber, President Designate of GlaxoSmithKline Vaccines, commented, "This collaboration marks another step in our strategy to build our presence in key growth markets and will create the first and largest company dedicated solely to vaccines in Japan. We are very pleased to be partnering with Daiichi Sankyo, a highly regarded company and an established leader in Japan.  Both companies have strong track records in commercialisation and, in combination, will create further significant economies of scale in the development and distribution of vaccines in the Japanese market."

Completion of the transaction is expected in the 3rd quarter of 2012, subject to local regulatory approvals.

V A Whyte
Company Secretary
1 March 2011

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Melinda Stubbee	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2010.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 2, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc